UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

AMERICAN REBEL HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

02919L 109

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02919L 109Page 2 of 5 Pages

1NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Robert R. Lucas

2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

3SEC USE ONLY

4CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	1,175,000*

	(6)	SHARED VOTING POWER	400,000

	(7)	SOLE DISPOSITIVE POWER	1,175,000*

	(8)	SHARED DISPOSITIVE POWER	400,000

* Includes 250,000 warrants to acquire shares of common stock at $0.50 per share.

9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000 Shares of Common Stock

10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [   ]

11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.6% - Common Stock

12TYPE OF REPORTING PERSON*

IN (INDIVIDUAL)

CUSIP No. 02919L 109Page 3 of 5 Pages

1NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Moxy Capital LLC

2CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]

(b) [   ]

3SEC USE ONLY

4CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0

	(6)	SHARED VOTING POWER	400,000

	(7)	SOLE DISPOSITIVE POWER	0

	(8)	SHARED DISPOSITIVE POWER	400,000

9AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000 Shares of Common Stock

10CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [   ]

11PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.7% - Common Stock

12TYPE OF REPORTING PERSON*

OO (OTHER - Limited Liability Company)

CUSIP No. 02919L 109Page 4 of 5 Pages

ITEM 1.

(a) Name of Issuer:

American Rebel Holdings, Inc.

(b)Address of Issuer’s Principal Executive Offices:

718 Thompson Lane, Suite 108-199

Nashville, TN 37204

ITEM 2.

(a)Names of Person Filing:

(b) Address or Principal Business Office or, if none, Residence:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) Robert R. Lucas, with an address of 332 Shadow Creek Drive, Brentwood, TN 37027 (“Lucas”), and (ii) Moxy Capital LLC, a Florida limited liability company with an address of 332 Shadow Creek Drive, Brentwood, TN 37027 (“Moxy”) (Lucas and Moxy, the “Reporting Persons”). Lucas is the managing member and owner of Moxy having voting and dispositive control of 400,000 shares in the Issuer held by Moxy and therefore may be deemed to beneficially own the shares held by Moxy.

(c)Citizenship:

Lucas is a citizen of the United States.

Moxy is a Florida limited liability company.

(d)Title of Class of Securities:

Common Stock, $0.001 par value

(e)CUSIP No.:

02919L 109

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[   ]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[   ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[   ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)[   ]An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)[   ]An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)[   ]A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)[   ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[   ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[   ]Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule 13G, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 11 of pages 2 and 3 was derived from the Issuer’s issued and outstanding shares of common stock on December 31, 2017 in which there were 23,671,000 shares issued and outstanding and includes 250,000 shares Lucas has the right to acquire pursuant to presently exercisable warrants.

CUSIP No. 02919L 109Page 5 of 5 Pages

ITEM 5. Ownership of 5 Percent or Less of a Class:

Lucas

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ]

Moxy

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ]

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

ITEM 8. Identification and Classification of Members of the Group:

Not applicable.

ITEM 9. Notice of Dissolution of Group:

Not applicable.

ITEM 10. Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:March 15, 2018Lucas

By: /s/ Robert R. Lucas

Robert R. Lucas

Moxy Capital LLC

By: /s/ Robert R. Lucas

Robert R. Lucas,

Managing Member